Exhibit 12.1

Ratio of Earnings to Fixed Charges and Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends

(Dollar Amounts in Thousands)

	For the three months ended March 31,	For the Year Ended December 31,
	2017	2016	2015	2014	2013	2012
Fixed Charges:
Interest expense	$665	$11,871	$21,111	$9,772	$6,094	$9,108
Capitalized interest	6,544	19,857	10,459	4,295	4,410	2,109

Total fixed charges	7,209	31,728	31,570	14,067	10,504	11,217
Preferred stock dividends	1,842	7,294	9,756	12,731	7,977	—

Total combined fixed charges and preferred stock dividends	9,051	39,022	41,326	26,798	18,481	11,217
Earnings:
Income (loss) before income taxes	$47,595	$(91,827)	$(201,665)	$60,900	$7,391	$4,744
Distributed income from Medusa Spar LLC	—	—	—	—	813	1,735
Fixed Charges	7,209	31,728	31,570	14,067	10,504	11,217
Less:
Capitalized interest	(6,544)	(19,857)	(10,459)	(4,295)	(4,410)	(2,109)

Total	$48,260	$(79,956)	$(180,554)	$70,672	$14,298	$15,587
Ratio of earnings to fixed charges(a)	6.69	(b )	(c )	5.02	1.36	1.39
Ratio of earnings to combined fixed charges and preferred stock dividends	5.33	(b )	(c )	2.64	0.77	1.39

(a)	The ratio of earnings to fixed charges has been computed by dividing earnings available for fixed charges (earnings before income taxes plus fixed charges) by fixed charges (interest expense plus capitalized interest).
(b)	For the year ended December 31, 2016, we recorded a $95.8 million ceiling test write-down of our oil and gas properties. As a result, earnings in 2016 were insufficient by $111.7 million to cover fixed charges, and by $119.0 million to cover fixed charges plus preferred stock dividends.
(c)	For the year ended December 31, 2015, we recorded a $208.4 million ceiling test write-down of our oil and gas properties. As a result, earnings in 2015 were insufficient by $212.1 million to cover fixed charges, and by $221.9 million to cover fixed charges plus preferred stock dividends.